FOR IMMEDIATE RELEASE

Enterra Energy Trust Announces Increase to Exchangeable Share Ratios

Calgary, Alberta – January 18, 2006 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the exchange ratio of the exchangeable shares of Enterra Energy Corp. from 1.20694 to 1.21977 and an increase to the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares from 1.03175 to 1.04272.  These increases are effective on January 15, 2006.

The increase in the exchange ratio of Enterra Energy Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	December 31, 2005
Opening exchange ratio	1.20694
Enterra Energy Trust distribution per unit	US$ 0.18
Ten-day weighted-average $US trading price of EENC-Q (prior to January 15, 2006)	US$16.93
Increase in exchange ratio *	0.01283
Effective date of the increase in exchange ratio	January 15, 2006
Exchange ratio as of effective date	1.21977

The increase in the exchange ratio of Rocky Mountain Acquisition Corp. exchangeable shares is calculated as follows:

Record date of Enterra Energy Trust distribution	December 31, 2005
Opening exchange ratio	1.03175
Enterra Energy Trust distribution per unit	US$ 0.18
Ten-day weighted-average $US trading price of EENC-Q (prior to January 15, 2006)	US$16.93
Increase in exchange ratio *	0.01097
Effective date of the increase in exchange ratio	January 15, 2006
Exchange ratio as of effective date	1.04272

*  The increase in the exchange ratio is calculated by multiplying the Enterra Energy Trust distribution per unit by the opening exchange ratio and dividing by the ten-day weighted average US$ trading price of EENC-Q.

Holders of Enterra Energy Corp. exchangeable shares or Rocky Mountain Acquisition Corp. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta  T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman, 212/836-9609

John Kalman, CFO

Andreas Marathovouniotis 212/836-9611

E. Keith Conrad, President and CEO

www.theequitygroup.com

403/263-0262

www.enterraenergy.com